SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Rule 13d - 101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)[1]

Kerzner International Limited (formerly known as Sun International Hotels Limited)
(Name of Issuer)

Ordinary shares, $0.001 par value per share
(Title of Class of Securities)

P8797T133
(CUSIP Number)

Jerome C. Katz, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14
Exhibit Index on Page 14 of 14

CUSIP No. P8797T133	13D

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Familienstiftung Von Rantzau-Essberger

2.	Check the Appropriate Box If a Member of a Group	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds WC See Item 3.

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 74,550

	8.	Shared Voting Power 2,403,652*

	9.	Sole Dispositive Power 74,550

	10.	Shared Dispositive Power 4,018,293**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,092,843***

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	[_]

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person OO

*	Consists of: (i) 1,815,421 Ordinary Shares held by Cement Merchants S.A.; and (ii) 588,231 Ordinary Shares with respect to which Cement Merchants S.A. holds a proxy. See Item 6.
**	1,815,421 of the Ordinary Shares are held by Cement Merchants S.A.; Familienstiftung Von Rantzau-Essberger is the sole shareholder of Cement Merchants S.A. 2,202,872 of the Ordinary Shares are held by Royale Resorts Holdings Limited or Royale Resorts International Limited, a 100% owned and controlled subsidiary of Royale Resorts Holdings Limited. Familienstiftung Von Rantzau-Essberger is an indirect 26.7% shareholder of Royale Resorts Holdings Limited and Royale Resorts Holdings Limited has agreed not to transfer such 2,202,872 Ordinary Shares without the consent of Cement Merchants S.A. Accordingly, Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with respect to such 2,208,872 Ordinary Shares.
***	Consists of: (i) 74,550 Ordinary Shares held directly by Familienstiftung Von Rantzau-Essberger; (ii) 1,815,421 Ordinary Shares held by Cement Merchants S.A. and acquired by it in distributions from Royale Resorts Holdings Limited and Sun International Inc. in November and December 2002; and (iii) 2,202,872 Ordinary Shares held by Royale Resorts Holdings Limited or Royale Resorts International Limited over which Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with Cement Merchants S.A. and Royale Resorts Holdings Limited.
Page 2 of 14

CUSIP No. P8797T133	13D

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Cement Merchants S.A.

2.	Check the Appropriate Box If a Member of a Group	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds WC, OO See Item 3.

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Republic of Panama

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,403,652†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,018,293††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,018,293

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	[_]

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person CO

†	Consists of: (i) 1,815,421 Ordinary Shares held by Cement Merchants S.A.; and (ii) 588,231 Ordinary Shares with respect to which Cement Merchants S.A. holds a proxy.
††	Consists of: (i) 1,815,421 Ordinary Shares held by Cement Merchants S.A. and acquired by it in distributions from Royale Resorts Holdings Limited and Sun International Inc. in November and December 2002; and (ii) 2,202,872 Ordinary Shares over which Cement Merchants S.A. may be deemed to share dispositive power with Familienstiftung Von Rantzau-Essberger and Royale Resorts Holdings Limited. The 2,202,872 Ordinary Shares referred to in the preceding clause (i) are held by Royale Resorts Holdings Limited or Royale Resorts International Limited, a 100% owned and controlled subsidiary of Royale Resorts Holdings Limited. Cement Merchants S.A. is the effective 26.7% shareholder of Royale Resorts Holdings Limited and Royale Resorts Holdings Limited has agreed not to transfer such 2,202,872 Ordinary Shares without the consent of Cement Merchants S.A. Accordingly, Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with respect to such 2,202,872 Ordinary Shares.

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CUSIP No. P8797T133

Item 1. Security and Issuer.

This statement relates to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”), of Kerzner International Limited (formerly known as Sun International Hotels Limited), a corporation organized under the laws of the Commonwealth of the Bahamas (“Kerzner”). The address of the principal executive offices of Kerzner is Coral Towers, Paradise Island, The Bahamas.

Item 2. Identity and Background.

This statement is filed on behalf of the following entities:

(i)	Familienstiftung Von Rantzau-Essberger,
a Liechtenstein discretionary foundation
(the "CMSA Trust" and, together with Cement Merchants S.A.,
the "Reporting Persons")
Steinort 175, P.O. Box 777
FL-9497 Triesenberg
Principality of Liechtenstein

(ii)	Cement Merchants S.A., a Panamanian corporation (“CMSA” and, together with the CMSA Trust, the “Reporting Persons”) Steinort 175, P.O. Box 777 FL-9497 Triesenberg Principality of Liechtenstein

The CMSA Trust is the sole shareholder of CMSA and, through its ownership of CMSA, is an indirect 26.7% shareholder of Royale Resorts Holdings Limited. CMSA, an investment company, owns, directly and indirectly, 26.7% of Royale Resorts Holdings Limited, an investment holding company incorporated in Bermuda (“RRHL”). 1.7% of this interest is held directly by CMSA and 25% is held indirectly by CMSA via its 50% interests in each of International Resorts Limited (“International Resorts Bermuda”) and Royale Holdings (Bermuda) Limited (“Royale Bermuda”), both investment holding companies incorporated in Bermuda and each holding direct interests of 25% in RRHL. Royale Holdings Establishment, a Liechtenstein Anstalt (“Royale Holdings Establishment”) owns directly and indirectly 73.3% of RRHL. 48.3% of this interest is held directly by Royale Holdings Establishment, and 25% indirectly via its 50% interests in each of International Resorts Bermuda and Royale Bermuda.

The executive officers and directors of the Reporting Persons, their business addresses and citizenship are set forth on Appendix A and are incorporated herein by reference.

The current organizational structure described above is summarized on Appendix B and is incorporated herein by reference.

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Item 3. Source and Amount of Funds or Other Consideration.

The 74,550 Ordinary Shares owned directly by the CMSA Trust were acquired by the CMSA Trust with working capital on the open market as follows: (i) 33,000 Ordinary Shares for approximately $1.23 million in January 1997; and (ii) 41,550 Ordinary Shares for approximately $950,000 in September 1999.

CMSA acquired 1,815,421 of the Ordinary Shares owned directly by it as follows: (i) 965,421 Ordinary Shares were received by CMSA by way of dividends and distributions from RRHL in November and December 2002 (having an aggregate value at the time of transfer of approximately $19.3 million); (ii) 450,000 Ordinary Shares (having a value on such date of approximately $8.9 million) were transferred by Sun International Inc. (“Sun International”) to CMSA on November 22, 2002 as consideration for CMSA’s indirect holding in a subsidiary of RRHL acquired by Sun International; and (iii) 400,000 Ordinary Shares were transferred by Sun International to CMSA on December 23, 2002 as additional consideration in connection with the transaction described in clause (ii) of this Item 3.

The transfers of Ordinary Shares described in the preceding paragraph had the effect of decreasing the number of: (i) Option Shares (as defined below in Item 6) held by CMSA from 1,150,000 Ordinary Shares to 588,231 Ordinary Shares; and (ii) CMSA Proxy Shares (as defined below in Item 6) from 1,686,984 Ordinary Shares to 588,231 Ordinary Shares.

Item 4. Purpose of Transaction.

On November 22, 2002, RRHL distributed 613,939 Ordinary Shares (having an aggregate value on such date of approximately $12.2 million) to its shareholders CMSA (163,939 Ordinary Shares) and Sun International (450,000 Ordinary Shares). Immediately thereafter, Sun International transferred the 450,000 Ordinary Shares (having a value on such date of approximately $8.9 million) to CMSA as consideration for CMSA’s indirect holding in a subsidiary of RRHL acquired by Sun International.

On December 20, 2002, CMSA received 655,758 Ordinary Shares (having a value on such date of approximately $13.0 million) by way of a dividend from RRHL.

On December 23, 2002, CMSA received a distribution of 145,724 Ordinary Shares (having a value on such date of approximately $3.0 million) from RRHL. On the same date, RRHL also distributed 400,000 Ordinary Shares (having a value on such date of approximately $8.1 million) to Sun International. Immediately thereafter, Sun International transferred the 400,000 Ordinary Shares to CMSA as additional consideration for CMSA’s indirect holding in a subsidiary of RRHL acquired by Sun International.

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None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Appendix A attached hereto, has any present plans or intentions which relate to or would result in: (i) the acquisition by any person of any additional securities of Kerzner, or the disposition of securities of Kerzner; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kerzner or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of Kerzner or any of its subsidiaries; (iv) any change in the present board of directors or management of Kerzner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Kerzner; (vi) any other material change in Kerzner’s business or corporate structure; (vii) changes in Kerzner’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Kerzner by any person; (viii) a class of securities of Kerzner being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of Kerzner becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

		Ordinary Shares	Percent

(a)	CMSA Trust	4,092,843*	(14.6%)
	CMSA	4,018,293*	(14.3%)

*As of November 30, 2002, Kerzner had 28,109,831 Ordinary Shares outstanding according to its final prospectus supplement, dated December 12, 2002, filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

(b)	CMSA Trust	Ordinary Shares	Percent

	Sole Voting Power	74,550	(.27%)
	Shared Voting Power	2,403,652	(8.6%)
	Sole Dispositive Power	74,550	(.27%)
	Share Dispositive Power	4,018,293	(14.3%)

The CMSA Trust may be deemed to share (a) voting power with CMSA with respect to the 2,403,652 Ordinary Shares, consisting of 1,815,421 Ordinary Shares held by CMSA and 588,231 Ordinary Shares with respect to which CMSA holds a proxy (as described in Item 6) and (b) dispositive power with (i) CMSA with respect to the 1,815,421 Ordinary Shares held by CMSA and (ii) CMSA and RRHL with respect to the 2,202,872 Ordinary Shares held by RRHL and Royale Resorts International Limited, a Bermuda corporation and a wholly-owned subsidiary of RRHL (“RRIL”).

CMSA	Ordinary Shares	Percent

Sole Voting Power	0	(0%)
Shared Voting Power	2,403,652	(8.6%)
Sole Dispositive Power	0	(0%)

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Share Dispositive Power	4,018,293	(14.3%)

CMSA may be deemed to share (a) voting power with the CMSA Trust with respect to 2,403,652 Ordinary Shares, consisting of 1,815,421 Ordinary Shares held by CMSA and 588,231 Ordinary Shares with respect to which CMSA holds a proxy (as described in Item 6) and (b) dispositive power with (i) the CMSA Trust with respect to the 1,815,421 Ordinary Shares held by CMSA and (ii) the CMSA Trust and RRHL with respect to the 2,202,872 Ordinary Shares held by RRHL and RRIL.

(c)	No transactions in the Ordinary Shares have been effected during the past 60 days by either the Reporting Persons or the persons indentified on Appendix A.

(d)	Except as described in Item 2 and Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The rights of CMSA with respect to its ownership participation in RRHL are governed by a Shareholders’ Agreement, dated 9 May 1988, as amended (the “Shareholders’ Agreement”). The Shareholders’ Agreement was amended by a Supplemental Agreement, dated as of July 2, 2001, by and between Sun Hotels International, Sun International, Royale Holdings Establishment, International Resorts Bermuda, CMSA, Royale Bermuda, Kersaf Investments Limited (“Kersaf”) and RRHL (the “Kersaf/CMSA Supplemental Agreement”). Pursuant to the Kersaf/CMSA Supplemental Agreement, RRHL agreed not to sell, transfer or otherwise dispose of any Ordinary Shares, subject to certain limited exceptions, without the prior written consent of each of CMSA and Kersaf. In addition, pursuant to the Kersaf/CMSA Supplemental Agreement, RRHL granted to CMSA a five-year option to purchase all or part of 1,150,000 Ordinary Shares (the “Option Shares”) at a purchase price equal to the volume-weighted trading share price of the Ordinary Shares on the 5 business days preceding (and excluding) the date of the relevant notice exercising the option. The transfers of Ordinary Shares to CMSA by RRHL and Sun International in November and December 2002 had the effect of decreasing the number of Option Shares from 1,150,000 Ordinary Shares to 588,231 Ordinary Shares. CMSA’s option to purchase the remaining 588,231 Option Shares expires on July 2, 2006; these Option Shares are held by RRHL. CMSA currently holds a proxy to vote the remaining Option Shares (as described below). The Kersaf/CMSA Supplemental Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Pursuant to an irrevocable proxy dated as of July 3, 2001 (the “Proxy”), by and among SIIL, World Leisure Group Limited (“WLG”), Kersaf, Caledonia Investments PLC (“Caledonia”), Mangalitsa Limited (“Mangalitsa”), CMSA, Rosegrove, RRHL and Sun International, SIIL, Rosegrove and RRHL granted CMSA the right to vote 1,686,984 Ordinary Shares (the “CMSA Proxy Shares”) in the aggregate. The Proxy is attached hereto as Exhibit B and is incorporated herein by reference. The Proxy, by its terms, terminated as to 1,098,753 of the CMSA Proxy Shares upon the transfer of such

Page 7 of 14

Ordinary Shares to CMSA by RRHL and Sun International in November and December 2002 as described in Item 4. As a result of those transfers, there are 588,231 CMSA Proxy Shares remaining which are held by RRHL; the proxy with respect to such Ordinary Shares will terminate upon the transfer of such Ordinary Shares by RRHL to CMSA.

Pursuant to a Registration Rights and Governance Agreement, dated as of July 3, 2001, by and among Kerzner, SIIL, WLG, Kersaf, Caledonia, Mangalitsa, CMSA, Rosegrove, RRHL and Sun International (the “Registration Rights Agreement”), CMSA has the right to designate one member to the Board of Directors of Kerzner. The Registration Rights Agreement is attached hereto as Exhibit C and is incorporated herein by reference. Mr. Heinrich von Rantzau is currently one of Kerzner’s five directors and is CMSA’s designated member of the Board of Directors. The right of CMSA to designate a Kerzner director terminates, at any time, when CMSA beneficially owns less than one million (1,000,000) Ordinary Shares. At such time, CMSA must cause the immediate resignation of its nominee pursuant to the Registration Rights Agreement.

The ability of CMSA to transfer, pledge or otherwise dispose of the Ordinary Shares held by it is restricted by the terms and conditions of the Registration Rights Agreement. The Registration Rights Agreement permits CMSA and its affiliates to sell Ordinary Shares owned by them in one or more underwritten public offerings of no less than one million (1,000,000) Ordinary Shares by requesting Kerzner to register such Ordinary Shares under the Securities Act of 1933, as amended. CMSA also has the right to include its Ordinary Shares in a registration initiated by an entity other than CMSA in accordance with the terms of the Registration Rights Agreement and subject to the limitations and restrictions set forth therein. CMSA may also sell Ordinary Shares through Kerzner’s brokers in open market transactions (each, a “Broker Sale”); provided, however, that CMSA must enter into a brokerage agreement with one of Kerzner’s brokers prior to effecting any Broker Sales. The Registration Rights Agreement also permits CMSA to sell or exchange Ordinary Shares pursuant to an Unsolicited Tender Offer (as defined in the Registration Rights Agreement).

Subject to certain limited exceptions, pursuant to the Registration Rights Agreement, CMSA has agreed not to, and has agreed to cause its affiliates not to, at any time prior to June 30, 2006, (a) purchase or otherwise acquire, or propose or offer to purchase or acquire, or become the beneficial owner of, whether by tender offer, market purchase, privately negotiated purchase, merger or otherwise, any equity securities of Kerzner, (b) request Kerzner (or its directors, officers, employees, or agents) to amend or waive any of the provisions contained in Article II of the Registration Rights Agreement, or (c) propose, publicly disclose any intention to disclose, vote for or otherwise consummate any Business Combination (as defined in the Registration Rights Agreement) or (d) take any other action which would reasonably be expected to require pursuant to law, Kerzner to make a public announcement regarding the possibility of a Business Combination. The Registration Rights Agreement provides that CMSA and its affiliates may purchase or acquire any Ordinary Shares so long as CMSA and its affiliates do not beneficially own in excess of 4,000,000 Ordinary Shares.

Page 8 of 14

Item 7. To Be Filed as Exhibits

Exhibit No.	Description	Page

A	Supplemental Agreement, dated as of July 3, 2001,	A-1
between and among Sun Hotels International, Sun
International, Inc., Royale Holdings Establishment,
International Resorts Limited, Cement Merchants
S.A., Royale Holdings (Bermuda) Limited, Kersaf
Investments Limited and Royale Resorts Holdings
Limited.

B	Irrevocable Proxy Agreement, dated as of July 3,	B-1
2001, by and among Kerzner International Limited,
Sun International Investments Limited, World Leisure
Group Limited, Kersaf Investments Limited, Caledonia
Investments PLC, Mangalitsa Limited, Cement
Merchants S.A., Rosegrove Limited, Royale Resorts
Holdings Limited and Sun International Inc.

C	Registration Rights and Governance Agreement, dated	C-1
as of July 3, 2001, by and among Kerzner
International Limited, Sun International Investments
Limited, World Leisure Group Limited, Kersaf
Investments Limited, Caledonia Investments PLC,
Mangalitsa Limited, Cement Merchants S.A., Rosegrove
Limited, Royale Resorts Holdings Limited and Sun
International Inc.

Page 9 of 14

Signatures

        After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2003

FAMILIENSTIFTUNG VON RANTZAU-ESSBERGER By: /s/ Dr. Hans Eggenberger Name: Dr. Hans Eggenberger Title: Board Member

CEMENT MERCHANTS S.A. By: /s/ Dr. Hans Eggenberger Name: Dr. Hans Eggenberger Title: Director

Page 10 of 14

APPENDIX A

CUSIP No. P8797T133

Directors & Executive Officers
of the Reporting Persons

FAMILIENSTIFTUNG VON RANTZAU-ESSBERGER

NAME/TITLE	BUSINESS ADDRESS	CITIZENSHIP

Dr. Hans Eggenberger	Steinort 175, P.O. Box 777	Swiss
Board Member	FL-9497 Triesenberg
Liechtenstein

Siegfried von Bonin	Steinwiesstrasse 4	German
Board Member	CH-8032 Zürich
Switzerland

CEMENT MERCHANTS S.A.

NAME/TITLE	BUSINESS ADDRESS	CITIZENSHIP

Dr. Hans Eggenberger	Steinort 175, P.O. Box 777	Swiss
Director, President	FL-9497 Triesenberg
Liechtenstein

Gerhard Meier	Steinort 175, P.O. Box 777	Liechtenstein
Director, Vice President,	FL-9497 Triesenberg
Treasurer	Liechtenstein

Hans Preg	Steinort 175, P.O. Box 777	Swiss
Director, Secretary	FL-9497 Triesenberg
Liechtenstein

Page 11 of 14

APPENDIX B

CMSA Trust
100%
CMSA
Royale Holdings Establishment
50%
50%
50%
50%
1.7%
48.3%
Royale Bermuda
International Resorts Bermuda
25%
25%
RRHL
100%
RRIL

Page 12 of 14

NYS - 110285.07

EXHIBITS TO SCHEDULE 13D

(Rule 13d-101)

for

KERZNER INTERNATIONAL LIMITED

Ordinary Shares, $0.001 par value per share

CUSIP Number: P8797T133

Page 13 of 14

EXHIBIT INDEX

Exhibit No.	Description	Page

A	Supplemental Agreement, dated as of July 3, 2001,	A-1
between and among Sun Hotels International, Sun
International, Inc., Royale Holdings Establishment,
International Resorts Limited, Cement Merchants S.A.,
Royale Holdings (Bermuda) Limited, Kersaf Investments
Limited and Royale Resorts Holdings Limited.

B	Irrevocable Proxy Agreement, dated as of July 3,	B-1
2001, by and among Kerzner International Limited, Sun
International Investments Limited, World Leisure
Group Limited, Kersaf Investments Limited, Caledonia
Investments PLC, Mangalitsa Limited, Cement Merchants
S.A., Rosegrove Limited, Royale Resorts Holdings
Limited and Sun International Inc.

C	Registration Rights and Governance Agreement, dated	C-1
as of July 3, 2001, by and among Kerzner
International Limited, Sun International Investments
Limited, World Leisure Group Limited, Kersaf
Investments Limited, Caledonia Investments PLC,
Mangalitsa Limited, Cement Merchants S.A., Rosegrove
Limited, Royale Resorts Holdings Limited and Sun
International Inc.

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